UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR ATTENDANCE AT THE EXTRAORDINARY GENERAL MEETING August 18, 2026 1 MANAGEMENT INVITATION I TEMPLATE OF POWER OF ATTORNEY 3 ATTENDANCEAT THE MEETING II RÉSUMÉ OF THE CANDIDATES EXHIBITS: 2 CALL NOTICE 4 INFORMATION ABOUT THE AGENDA 3 1. MANAGEMENT INVITATION DearShareholder, ItiswithgreatpleasurethatIinviteyou,ashareholderofSantanderBrasil,toparticipateinourExtraordinaryGeneralMeeting(“EGM”). ThisManualwaspreparedtoassistyouinunderstandingthematterspresented,providingaconsciousandreasoneddecision-makingprocess,anticipatingpossibleclarificationsandvotingguidelines. Inordertofacilitateyouranalysisandappreciationofthematterstoberesolved,thisManualincludestheinformationmadeavailableinadditiontotheCallNotice. ThisManualmustbereadtogetherwiththeManagementProposalandotherdocumentsrelatedtoourGeneralMeeting,availableontheCompany'sinvestorrelationswebsite(www.ri.santander.com.br),ontheCVMwebsite(www.cvm.gov.br)andontheB3website(www.b3.com.br). Weareatyourdisposaltoclarifyanyquestionsthroughtheemailsacionistas@santander.com.brorientedatnon-financialindividualandcorporateinvestorsandri@santander.com.brforinstitutionalinvestors. WehopethatthisManualfulfillsitspurposeinassistingyourdecisionmaking.YourparticipationisessentialfortheCompany. Avenida Presidente Juscelino Kubitschek, nº 2041 –mezzanine, Vila Nova Conceição, São Paulo/SP 08/18/2026 3:00 P.M. (BRT) Local: Date & Time: 4 2. CALL NOTICE BANCO SANTANDER (BRASIL) S.A. Publicly-Held Company with Authorized Capital CNPJ/MF 90.400.888/0001-42 -NIRE 35.300.332.067 CALLNOTICE–EXTRAORDINARYGENERALMEETING-ShareholdersareherebyinvitedtoattendtheExtraordinaryGeneralMeeting("EGM")tobeheldonAugust18,2026,at3:00P.M.,attheCompany'sheadquarters,locatedatAvenidaPresidenteJuscelinoKubitscheknº2041–mezzanine,VilaNovaConceição,SãoPaulo/SP,toresolveonthefollowingAgenda: (a) FIXthenumberofmembersthatwillcomposetheBoardofDirectorsoftheCompany ; (b) ELECTtwo(2)newmemberstocomposetheCompany'sBoardofDirectors;and (c)Asaresultoftheresolutioninthepreviousitem,CONFIRMthecompositionoftheCompany'sBoardofDirectors. ObservationsforparticipationandVotingduringtheMeeting ParticipationintheMeeting:Shareholders,theirlegalrepresentativesorattorneys-in-factmayparticipateintheMeetinginanyofthefollowingways: Inperson-TheshareholdersortheirlegalrepresentativesshallpresentthemselvesfortheEGMwiththeappropriateidentitydocuments.Intheeventofrepresentationofashareholderbyanattorney-in-fact,shareholdersshallprovidetheCompanywithapowerofattorneygrantedaccordingtotheapplicablelaw,tobedeliveredattheCompany'sHeadquarters,atleastseventy-two(72)hoursbeforetheEGMisheld; RemoteVotingBallot:theCompanyimplementedtheremotevotingsystempursuanttoCVMResolution81/22,asamended,enablingourShareholderstosendremotevotingballotsdirectlytotheCompany,tothebookkeeper,totherespectivecustodianagentsortotheCentralDepository,inaccordancewiththeproceduresdescribedintheGeneralMeetingParticipationManual.AsprovidedforinArticle5,§4,ofCVMResolutionNo.81/22,withtheamendmentsintroducedbyCVMResolutionsNo.59/21and204/24,theCompanyunderstandsthatholdingtheEGMinpersonallowsforacloserenvironmentbetweenshareholdersandtheattendingCompany'smanagement,facilitatingtheclarificationofdoubtsandthediscussionofrelevantmatters,enablingacloserenvironmenttodeliberationsanddecision-making.Inaddition,itensuresgreatersecurityinthetransmissionofinformation,avoidingrisksassociatedwithtechnicalorcyberfailures. 5 2. CALL NOTICE Inthissense,theCompanyrecommendsandencouragestheparticipationofitsshareholdersinitsMeeting,usingthevariousparticipationchannelsmadeavailable,whetherthroughtheuseofremotevotinginstruments,throughtheavailableelectronicmeansorevenbysendingwrittenvotestotheCompanyorgrantingstandardizedproxieswithvotinginstructions,inaccordancewiththeinstructionsmadeavailableintheManagementProposalfortheExtraordinaryGeneralMeetingofAugust18,2026. General Instructions 1.AsprovidedinCVMResolutionNo.70/22,theminimumpercentageofparticipationinthevotingcapitalrequiredfortheapplicationofthecumulativevotingprocess(processodevotomúltiplo)fortheelectionofthemembersoftheBoardofDirectorsisof5%;2.Asprovidedin§2ofarticle161ofLawNo.6,404/76andart.4ofCVMResolutionNo.70/22,theinstallationofaFiscalCouncilbytheGeneralMeetingshalloccurattherequestofshareholdersrepresentingatleast2%(twopercent)ofthecommonshares,or1%(onepercent)ofpreferredshares;and 3.ThedocumentsrelatedtothematterstobeexaminedandresolvedattheEGMareavailabletoshareholders(i)attheCompany'sheadquarters,atAvenidaPresidenteJuscelinoKubitschek,nº2041,WtorreJK,9thfloor-CorporateLegalDepartment,wheretheycanbeconsultedonbusinessdays,from10:00a.m.until4:00p.m.,andonitsinvestorrelationswebsite (www.ri.santander.com.br–atCorporateGovernance>>MinutesoftheMeeting);(ii)onthewebsiteoftheCVM–ComissãodeValoresMobiliários(www.cvm.gov.br)and(iii)onthewebsiteofthestockexchangeB3S.A.-Brasil,Bolsa,Balcão( http : //www . b 3 . com . br ). SãoPaulo,July16,2026 DeborahSternVieitas ChairwomanoftheBoardofDirectors 6 3. ATTENDANCE AT THE MEETING SantanderBrasilshareholdersmayparticipateintheEGMinpersonorbyproxy,asspecifiedinitem3.2beloworevenbyRemoteVotingBallot.ShareholderswillberequiredtoprovidethefollowingdocumentstoparticipateintheEGM. 3.1.In-personParticipation SantanderBrasilshareholdersmayparticipateintheEGMbyattendingtheplacewhereitwillbeheldanddeclaringtheirvote,accordingtothetypesofsharestheyown(commonand/orpreferred),andthematterstobevotedon. Corporateshareholders,suchascompaniesandinvestmentfunds,shallberepresentedinaccordancewiththeirArticlesofAssociation,ArticlesofOrganizationorBylaws,deliveringdocumentsprovingtheregularityoftherepresentation,accompaniedbytheMinutesoftheelectionoftheManagers,ifapplicable,attheplaceandtermindicatedintheitembelow.PriortotheEGM,theshareholdersshallsigntheAttendanceBook.ShareholderswithoutvotingrightsmayattendtheEGManddiscussallmatterssubmittedforresolution. Individual: • identity document with photo (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy) Legal entity: • corporate documents that prove the legal representation of the shareholder (original or copy) • legal representative's identity document with photo (original or copy) Investmentfund: • identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy) • simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) 7 3. ATTENDANCE AT THE MEETING 3.2.ParticipationbyProxyTheshareholdermayberepresentedattheEGMbyanattorney-in-fact,dulyappointedunderapublicorprivateinstrument,andpursuanttoarticle126,§1oftheCorporationsAct,theattorneys-in-factshallhavebeenappointedlessthanone(1)yearago,andtheyshallbe(i)shareholdersoftheCompany,(ii)managersoftheCompany,(iii)lawyers,or(iv)financialinstitutions,withtheinvestmentfund’smanagerbeingresponsibleforrepresentingthequotaholders. TheoriginalsorcopiesofthedocumentsmentionedabovemaybedeliveredattheCompany'sprincipalplaceofbusinessbythetimetheEGMisheld. However,inordertofacilitateshareholders'accesstotheEGM,werecommendthatthedeliveryofsuchdocumentsbemadeatleastseventy-two(72)hoursbeforetheEGMisheld. Inthecaseofsubmittalofdocumentsviaemail,werequestthattheshareholdercontacttheCompany,sothattheoriginalsorcopiescanbedeliveredbythedaytheEGMisheld. IncasetheShareholderisunabletoattendtheEGMorcannotyetberepresentedbyanattorney-in-factofhis/her/theirchoice,theCompanywillmakeavailableanattorney-in-facttovotefortheshareholder,inaccordancewithhis/her/theirvotinginstructions,accordingtothepowerofattorneytemplateinExhibit1tothisManual. Furthermore,itshouldbenotedthatinadditiontothepowerofattorney,theshareholdershallforwardthedocumentsrequiredbytheCompanytoparticipateintheEGM,asprovidedforinitem3above. ThedocumentsshallbedeliveredattheCompany’sprincipalplaceofbusiness,atAvenidaPresidenteJuscelinoKubitschek,No.2041–BlocoA-VilaNovaConceição-SãoPaulo–SP,26thfloor–InvestorRelations,email:ri@santander.com.br. 3.3.RemoteVotingParticipation Pursuanttoarticles26etseq.ofCVMResolutionNo.81/22,theCompany'sshareholdersmayalsovoteatshareholders’meetingsbymeansofremotevoting,tobeformalizedthroughthe“remotevotingballot”(“Ballot”),thetemplateofwhichisavailableintheCorporateGovernanceareaoftheCompany’sInvestorRelationswebsite(www.ri.santander.com.br),oronthewebsiteoftheBrazilianSecuritiesandExchangeCommission–CVM(http://sistemas.cvm.gov.br/?CiaDoc). Theshareholderthatchoosestoexercisehis/her/theirvotingrightsremotelyshalldosobyoneoftheoptionsdescribedbelow: 8 3. ATTENDANCE AT THE MEETING (I)SubmittaloftheBallottoCustodyagentsorCentralDepository TheShareholderthatchoosestocastremotevotingthroughhis/her/itsrespectivecustodianagent(“Custodian")musttransmittheirvotinginstructionsinaccordancewiththerulesdeterminedbytheCustodian,whowillforwardsaidvotingstatementstotheCentralDepositoryofB3S.A.–Brasil,Bolsa,BalcãoordirectlyforwardthevotinginstructionstotheCentralDepositoryinaccordancewiththerulesdeterminedbyB3S.A.–Brasil,BolsaBalcão.ShareholdersmustcontacttheirrespectiveCustodiansandCentralDepositorytochecktheproceduresestablishedbythemforissuingvotinginstrutionsviaballot,aswellasthedocumentsandinformationrequiredforthispurpose. TheShareholdershallconveytheinstructionsforcompletionoftheBallottohis/her/theirCustodyagentsorCentralDepositoryby08/14/2026(including),unlessdefinedotherwisebythem. (II)SubmittaloftheBallotbytheShareholdertotheBookkeeper TheShareholderwhochoosestocasttheremotevotethroughtheCompany'sBookkeepershallobservethefollowinginstructions,sothattheBallotcanbedeemedvalidandthevotesarecounted: (i)allfieldsshallbedulycompleted; (ii)allpagesshallbeinitialed; (iii)thelastpageshallbesignedbytheShareholderorhis/her/theirlegalrepresentative(s),asapplicable,andinaccordancewiththeapplicablelegislation. ThesamedocumentslistedatthebeginningofthissectionforIndividuals,LegalEntitiesandInvestmentFundsmustbesenttotheBookkeeperby08 /14/2026(including)(i)atthefollowingaddress:BancoSantander(Brasil)S.A.–Shareholders–BookkeepingofShares–RuaAmadorBueno,474–2ndfloor–Setorvermelho-SantoAmaro–SãoPaulo/SP–CEP04752-005;or(ii)viaemail,totheelectronicaddressacoes@santander.com.br. Afterreceivingthedocuments,theBookkeeper,withinthree(3)days,willinformtheShareholderregardingthereceiptofthedocumentsandtheiracceptance.Ifthesubmitteddocumentationisnotconsideredsuitable,theBallotshallbeconsideredinvalid,andtheShareholdermayregularizeitby08 /14/2026(including). RemotevotingballotsreceivedbytheBookkeeperafter08 /14/2026shallbedisregarded. 9 3. ATTENDANCE AT THE MEETING (III)SubmittaloftheremotevotingballotdirectlytotheCompany TheShareholderwhochoosestocasttheremotevotethroughtheCompanyshallobservethefollowinginstructions,sothattheBallotcanbedeemedvalidandthevotesarecounted: (i)allfieldsshallbedulycompleted; (ii)allpagesshallbeinitialed; (iii)thelastpageshallbesignedbytheShareholderorhis/her/itslegalrepresentative(s),asapplicable,andinaccordancewiththeapplicablelegislation. ThesamedocumentslistedatthebeginningofthissectionforIndividuals,LegalEntitiesandInvestmentFundsmustbesenttotheCompanyby08/14/2026(including)(i)atthefollowingaddress:BancoSantander(Brasil)S.A.–InvestorRelations–AvenidaPresidenteJuscelinoKubitschek,2041–26ºandar–VilaNovaConceição–SãoPaulo/SP–CEP04543-011;or(ii)viaemail,totheelectronicaddressri@santander.com.br. Afterreceivingthedocuments,theCompany,withinthree(3)days,willinformtheShareholderregardingthereceiptofthedocumentsandtheiracceptance.Ifthesubmitteddocumentationisnotconsideredsuitable,theBallotshallbeconsideredinvalid,andtheShareholdermayregularizeitby08 /14/2026(including). RemotevotingballotsreceivedbytheCompanyafter08 /14/2026shallbedisregarded. 10 3. ATTENDANCE AT THE MEETING GeneralInformation: InaccordancewithArticle44ofCVMResolutionNo.81/22,theCentralDepositoryofB3S.A.-Brasil,Bolsa,Balcão,uponreceivingthevotinginstructionsfromtheshareholdersthroughtheirrespectivecustodyagentsshalldisregardanydiverginginstructionsirelationtothesameresolutionthathasbeenissuedbythesameCPForCNPJregistrationnumber;and Uponterminationofthedeadlineforremotevoting,inotherwords,from08/15/2026,theshareholderwillnotbeabletochangethevotinginstructionsalreadysent,exceptifattendingtheShareholders'Meetingorrepresentedbypowerofattorney,uponexpressrequestfordisregardofthevotinginstructionssentthroughtheBallot,beforetherespectivematter(s)issubjecttovoting. ADSholders HoldersofAmericanDepositaryShares(ADSs)shallbegiventherighttovoteonthematterslistedontheAgenda,subjecttothesamecriteriaappliedinrelationtonationalinvestors,accordingtothetypeofshares(commonorpreferred)onwhichtheirADSsarebacked.ADSholderswillbedulyinstructedbyTheBankofNewYorkMellon,depositoryinstitutionforADSsbackedbySantanderBrasilshares. 11 4. INFORMATION ABOUT THE AGENDA I- FIXthenumberofmembersthatwillcomposetheBoardofDirectorsoftheCompany Pursuanttotheparagraph1ofarticle14oftheCompany'sBylaws,attheGeneralMeetingwhosepurposeistoresolveontheelectionofmembersoftheBoardofDirectors,theshareholdersshallinitiallyestablishtheeffectivenumberofmembersoftheBoardofDirectorstobeelected. Inthissense,theCompany’sManagementproposesthatthenumberofmemberstocomposetheBoardofDirectorsforthetermuntiltheinvestitureofthoseelectedatthCompany'sOrdinaryGeneralMeetingof2027befixedat13(thirteen)members. II- ELECTtwo(2)newmemberstocomposetheCompany'sBoardofDirectors Aftercomplyingwiththeapplicablegovernanceapprovals,withafavorableopinionfromtheNominatingandGovernanceCommittee,theCompanyproposestotheEGMtheelectionforasupplementarytermthatwillremainineffectuntiltheinvestitureofthoseelectedattheCompany'srdinaryGeneralMeetingof2027,thefollowingcandidatesappointedbythecontrollingshareholderstocomposetheCompany'sBoardofDirectors: InformationregardingtheelectionoftheCompany'sBoardofDirectorsmembers,pursuanttoArticle11ofCVMResolution81/22,canbefoundintheManagementProposalontheCompany'sinvestorrelationswebsite(www.ri.santander.com.br),ontheCVMwebsite(www.cvm.gov.br)andontheB3website(www.b3.com.br). Name Position Daniel BarriusoRojo Director Gilson Finkelsztain Director III- Asaresultoftheresolutioninthepreviousitem,CONFIRMthecompositionoftheCompany'sBoardofDirectors. Oncethepreviousitemisapproved,theManagementproposesconfirmationofthecompositionoftheCompany'sBoardofDirectorswithatermofofficethatwillbeinforceuntiltheinvesttureofthoseelectedattheCompany's2027OrdinaryGeneralMeeting,alsotakingintoaccountthemembersoftheBoardofDirectorselectedonJuly2,2026,namely: Name Position Deborah Stern Vieitas Chairwoman (Independent) Javier Maldonado Trinchant Vice-Chairman Antonio Carlos Quintella Independent Director Cristiana Almeida Pipponzi Independent Director Cristina San Jose Brosa Director Daniel BarriusoRojo (*) Director Deborah Patricia Wright Independent Director Ede Ilson Viani Director Gilson Finkelsztain (*) Director Márcio de Andrade Schettini (*) Independent Director Oscar Rodríguez Herrero (*) Independent Director Pedro Augusto de Melo Independent Director Vanessa de Souza Lobato Barbosa Director (*) With term of office pending approval from the Brazilian Central Bank. Exhibits 13 EXHIBIT I –POWER OF ATTORNEY TEMPLATE POWER OF ATTORNEY [SHAREHOLDER],[QUALIFICATION](“Grantor”),appointsashis/her/itsattorneys-in-factMessrs.CAROLINASILVIAALVESNOGUEIRATRINDADE,Brazilian,married,registeredwithOAB/RJunderno.182.414andundertheCPF/MFunderno.124.143.167.13;andRAFAELTRIDICOFARIA,Brazilian,married,registeredwithOAB/SP358.447andundertheCPF/MFunderno.409.544.508-41,bothofthemlawyers,withcommercialaddressintheCapitalCityoftheStateofSãoPaulo,atAvenidaPresidenteJuscelinoKubitschekNos.2041-BlocoA-VilaNovaConceição(“Grantees”)torepresent,collectivelyorindividually,regardlessoftheorderofappointment,theGrantor,asshareholderofBancoSantander(Brasil)S.A.("Company"),attheCompany'sExtraordinaryGeneralMeetingtobeheld,onfirstcall,onAugust18,2026,at3:00PM,attheCompany'sprincipalplaceofbusiness,atAvenidaPresidenteJuscelinoKubitschekNo.2041-mezzanine,VilaNovaConceição,SãoPaulo/SP,andifnecessaryonsecondcall,onadatetobeinformedinduecourse,towhompowersaregrantedtoattendthemeetingandvote,onbehalfoftheGrantor,inaccordancewiththevotingguidelinessetforthbelowforeachoftheitemsontheAgenda: (a)FIXthenumberofmembersthatwillcomposetheBoardofDirectorsoftheCompany. ()Infavor()Against()Abstention (b)ELECTtwo(2)newmemberstocomposetheCompany'sBoardofDirectors. ()Infavor()Against()Abstention (c) Asaresultoftheresolutioninthepreviousitem,CONFIRMthecompositionoftheCompany'sBoardofDirectors. ()Infavor()Against()Abstention TheGranteesareherebyauthorizedtoabstainfromanyresolutionoractforwhichtheyhavenotreceived,attheirdiscretion,sufficientlyspecificvotingguidelines.TheGrantorshallholdtheGranteesaboveharmlessandfreefromanyandallclaims,disputes,demands,losses,ordamages,ofanynature,arisingfromthefulfillmentofthisinstrument,exceptincasesofactsperformedinanabusiveandexcessivemanner,pursuanttothelegislationineffect. This power of attorney shall only be valid for the Company's Extraordinary General Meeting mentioned above. [Location], [day] of [month] 2026. _____________________________________________ [Signature of the Party] 14 EXHIBIT II –RÉSUMÉ OF THE CANDIDATES Daniel BarriusoRojo Mr. Barriusois Spanish, born on 28 August 1973. He holds a degree in Computer Engineering from the Polytechnic University of Madrid (UPM), where he also served as a visiting professor in the UPM/ALI postgraduate program for ten years. He is SeniorExecutive Vice President of Banco Santander S.A., having joined Santander in 2017, after serving as Group Chief Transformation Officer and Global Head of Cybersecurity and Fraud Prevention. He has more than 29 years of experience in the banking, energy, and technology sectors, with experience at BP, Credit Suisse, and ABN AMRO, and is a member of the board of directors of Santander México, Openbank, Santander Consumer Finance, and ODS, as well as the former Chairman of Lynx Financial Tech and FS-ISAC Europe. 15 EXHIBIT II –RÉSUMÉ OF THE CANDIDATES Gilson Finkelsztain Mr. Finkelsztain is Brazilian, born on December 22, 1972. He holds a degree in Production Civil Engineering from PUC –Pontifical Catholic University of Rio de Janeiro (1994) and completed the INSEAD Advanced Management Program (2011). He served as CEO of B3 from May 2017 to June 2026. He was a member of the Board of Directors of CetipS.A. (2011–13) and its CEO (2013–17). He worked for 20 years at international financial institutions such as Citibank, JP Morgan, Bank of America Merrill Lynch, and Santander, where he held director-level positions in Brazil and abroad, always in roles related to foreign exchange, fixed income, equities, and commodities markets. He is currently CEO of Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 16, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer